Distribution Agreement

THIS DISTRIBUTION AGREEMENT (“Agreement”), effective as of the closing of the Transaction (as defined below) (the “Closing Date”), is by and between Quasar Distributors, LLC (the “Distributor”), Trust for Professional Managers (“Fund Company”) and Rockefeller & Co. LLC, (f/k/a Rockefeller & Co., Inc.) (“Adviser”).

WHEREAS, a majority of the interests of Foreside Financial Group, LLC, the indirect parent of the Distributor, are being sold to GC Mountaintop Acquisition Corp., an affiliate of Genstar Capital (the “Transaction”).

Effective as of the Closing Date, the Fund Company, on behalf of the Rockefeller Climate Solutions Fund, Rockefeller Core Taxable Bond Fund, Rockefeller Equity Allocation Fund (f/k/a Rockefeller Select Equity Fund), Rockefeller Intermediate Tax Exempt National Bond Fund, and the Rockefeller Intermediate Tax Exempt New York Bond Fund (collectively the “Funds”), the Distributor and the Adviser hereby enter into this Agreement on terms identical to those of the Distribution Agreement between the parties effective as of March 31, 2020, as amended July 6, 2021 (the “Existing Agreement”)(which superseded and incorporated by reference certain terms and conditions of a predecessor Distribution Agreement between the parties dated October 24, 2013), which are incorporated herein by reference, except as noted below. Capitalized terms used herein without definition have the meanings given them in the Existing Agreement.

Unless sooner terminated as provided herein, this Agreement shall continue for an initial one-year term and thereafter shall be renewed for successive one-year terms, provided such continuance is specifically approved at least annually by (i) the Fund Company’s Board of Trustees (the “Board”) or (ii) by a vote of a majority (as defined in the Investment Company Act of 1940 Act, as amended (“1940 Act”) and Rule 18f-2 thereunder) of the outstanding voting securities of the Funds, provided that in either event the continuance is also approved by a majority of the trustees who are not parties to this Agreement and who are not interested persons (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval (or in another manner permitted by the 1940 Act or pursuant to exemptive relief therefrom). This Agreement is terminable without penalty, on at least sixty (60) days’ written notice, by the Board, by vote of a majority (as defined in the 1940 Act and Rule 18f-2 thereunder) of the outstanding voting securities of the Funds, or by the Distributor. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act and the rules thereunder).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Closing Date.

QUASAR DISTRIBUTORS, LLC	TRUST FOR PROFESSIONAL MANAGERS

By: /s/ Mark Fairbanks	By: /s/ John Buckel
Mark Fairbanks, Vice President	John Buckel, President

ROCKEFELLER & CO. LLC

By: /s/ Timothy J. McCarthy
Timothy J. McCarthy, General Counsel